                                                                                                                        Rio de Janeiro, January 29, 2007

CSN is a leading global steel producer with operations in Latin America, North America, and Europe. The Company is a fully integrated steel producer, the largest coated steel producer in Brazil, with current capacity of 5.6 million tons of crude steel, 5.1 million tons of rolled products and 2.9 million tons of coated steel capacity. Over 50% of CSN’s production consists of high value added steel products. CSN is also the sole tin-plate producer in Brazil and the fifth largest producer of tin plate in the world.

CSN's process is based on the integrated steelworks concept that uses the Company's own sources of iron ore, limestone and dolomite. Besides its captive mines, CSN controls logistics assets - ports and railways - which enable an extremely cost efficient operation. This concept allows CSN to continuously capture important levels of synergies, thus assuring its position as one of the most cost competitive steel producers in the world.

THE TAKEOVER PANEL ANNOUNCES THE AUCTION RULES BINDING ON CSN ACQUISITIONS LIMITED (“CSN”) AND TATA STEEL UK LIMITED (“TATA”) IN RELATION TO THEIR RESPECTIVE OFFERS FOR THE ACQUISITION OF CORUS GROUP PLC (“CORUS”) SHARES

On 20 October 2006, Tata announced a cash offer of 455p per share for Corus, such offer to be implemented by way of a scheme of arrangement. The Tata scheme document was posted on 10 November. On 10 December, Tata announced a revised offer for Corus of 500p per share. On 11 December, CSN announced a firm intention to make a cash offer for Corus of 515p per share and that it proposed that, subject to the satisfaction of a pre-condition, its offer should also be implemented by way of a scheme of arrangement. On 19 December, the Panel Executive announced that it had ruled that the last date for Tata and CSN to announce revised offers for Corus was 30 January 2007.

On the basis that neither offeror has declared its offer final, such that either offer may be increased or otherwise revised, a competitive situation continues to exist for the purposes of Rule 32.5 of the Takeover Code (“the Code”). In order to provide an orderly framework for the resolution of this competitive situation, and in accordance with Rule 32.5, the Panel Executive has, after discussions with the parties, established an auction procedure which, assuming a competitive situation continues to exist, is expected to commence at 4.30pm (London time) on 30 January.

The auction procedure will consist of a maximum of nine rounds, comprising up to eight rounds in which each offeror is able to lodge a fixed price bid in cash followed by, if the auction procedure has not by then concluded, a final round. In the final round each offeror is able to lodge either a fixed price bid in cash or a cash bid calculated by reference to a formula pursuant to which an offeror can lodge a bid at a specified amount in cash more than the other offeror subject to a specified maximum cash amount.

In respect of the first eight rounds of the auction procedure, a subsequent round will only take place if the offeror which has the lower cash bid as at the beginning of that round (or, if at that time the highest cash bids of both offerors are at the same price, either offeror) lodges an increased cash bid in that round. Such a cash bid must be not less than 5p higher than the higher cash bid as at the beginning of that round (or, if at that time the highest cash bids of both offerors are at the same price in cash, not less than 5p above the price of those bids). However, if an offeror which has the higher cash bid as at the beginning of a round lodges an increased bid in that round, it is not subject to any minimum increment.

It is expected that the increased bids (if any) lodged during the auction procedure will not be publicly announced by any of the parties other than as set out below.

Assuming, as is currently expected, that the auction procedure has completed by 2.30am (London time) on 31 January, the Panel Executive expects to make an announcement by no later than 3.00am (London time) on 31 January setting out the prices of the offers to be announced by each offeror following the conclusion of the auction procedure. If the auction procedure has not completed by 2.30am (London time) on 31 January, the Panel Executive would expect to freeze the auction procedure at that time and to announce by 3.00am (London time) on 31 January the prices of the highest cash bids (if any) lodged by each offeror at that point. In those circumstances, it is expected that the auction procedure would then be re-commenced no earlier than 4.30pm (London time) on 31 January and a further announcement would be made by the Panel Executive by no later than 3.00am (London time) on 1 February.

Following the Panel Executive’s announcement of the result of the auction procedure, each of the offerors is required to make an appropriate announcement under Rule 2.5 of the Code of a revised offer in respect of its latest bid lodged in accordance with the auction procedure.

For the avoidance of doubt, the auction procedure may complete in circumstances where the revised offers which the offerors are required to announce under Rule 2.5 of the Code are at the same prices in cash.

Between 4.30pm (London time) on 30 January and the time when an offeror’s appropriate offer announcement under Rule 2.5 of the Code has been released by a Regulatory Information Service, neither that offeror nor any person acting in concert with it may deal in relevant securities of Corus or take any steps to procure, amend or renew any irrevocable commitment or letter of intent in relation to its or the other offeror’s offer.

The Panel Executive reserves the discretion to amend the auction procedure as appropriate. In particular, the times referred to above are subject to change, depending on the circumstances at the time.

Following the conclusion of the auction procedure, neither offeror is permitted to revise the price of its offer for Corus from that established by means of the auction procedure, or to introduce any new alternative offer (unless, under the normal provisions of the Code, a third party announces a firm intention to make an offer for Corus).

Each of the parties has agreed to the terms of the auction procedure and the announcement posted by the Takeover Panel in this respect.

Investor Relations Team José Marcos Treiger Head of Investor Relations treiger@csn.com.br (55 11) 3049-7502	David Moise Salama Investor Relations Manager david.salama@csn.com.br (55 11) 3049-7588	Cláudio Pontes Investor Relations Cláudio.pontes@csn.com.br (55 11) 3049-7592